SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO/A

(Rule 14d-100)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

Parker Drilling Company

(Name of Subject Company (Issuer))

Parker Drilling Company

(Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.125% Convertible Senior Notes due 2012

(Title of Class of Securities)

701081AR2

(CUSIP Number of Class of Securities)

Jon-Al Duplantier

Senior Vice President and General Counsel

Parker Drilling Company

5 Greenway Plaza, Suite 100

Houston, Texas 77046

(281) 406-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

Telephone: (713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 125,000,000	$ 14,325.00

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of $125,000,000 aggregate principal amount of the issuer’s 2.125% Convertible Senior Notes due 2012 (the “Convertible Senior Notes”) at the tender offer price of $1,003.27 per $1,000 principal amount of such Convertible Senior Notes.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #2 for Fiscal Year 2012 issued by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,325.00	Filing Party: Parker Drilling Company
Form or Registration No.: Schedule TO-I	Date Filed: April 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2012 by Parker Drilling Company, a Delaware corporation (“Parker” or the “Company”), as amended and supplemented by Amendment No. 1 thereto filed by the Company on April 13, 2012 and Amendment No. 2 thereto filed by the Company on April 17, 2012 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to Parker’s offer to purchase for cash any and all of its outstanding 2.125% convertible senior notes due 2012 (the “Convertible Senior Notes”), or such lesser principal amount of Convertible Senior Notes as is validly tendered and not validly withdrawn, for consideration per $1,000 principal amount of Convertible Senior Notes of $1,003.27, in addition to any accrued and unpaid interest from the most recent interest payment date to, but not including, the date that Parker accepts tendered Convertible Senior Notes for payment. Parker’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO to reflect amendments to the information contained in the Offer to Purchase (i) related to the financing condition to the tender offer or (ii) to amend certain provisions in the Offer to Purchase as set forth below. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO and the Offer remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The Offer to Purchase and Item 4(a) of the Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the following information:

“On April 25, 2012, the Company completed its offering of $125 million aggregate principal amount of 9 1/8% senior notes due 2018, which we refer to as the senior notes. The offering of the senior notes is expected to result in net proceeds to us of approximately $127.9 million. The senior notes, which mature on April 1, 2018 are our general unsecured obligations and are guaranteed on a senior, unsecured basis by substantially all of our direct and indirect domestic subsidiaries other than immaterial subsidiaries and subsidiaries generating revenue primarily outside the United States. The terms and conditions of the senior notes and related matters are set forth in the Indenture, dated March 22, 2010, among us, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee. The consummation of the offering of the notes satisfied the financing condition to the tender offer that required us to obtain at least $125.0 million of gross proceeds through a senior unsecured debt financing. The Offer remains subject to the other conditions set forth in the Offer to Purchase.”

The first paragraph of page 4 of the Offer to Purchase and Item 4(a) of the Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer to Purchase, is hereby deleted in its entirety and replaced with the following:

“When and how will Parker pay for the convertible notes I tender?

•

Promptly after the Expiration Date, we will pay the purchase price in cash, and any accrued and unpaid interest, if any, from the most recent payment date up to, but not including, the Settlement Date, for the convertible notes we purchase. We will pay for the convertible notes accepted for purchase by depositing the aggregate purchase price with the Depositary promptly after the Expiration Date. The Depositary will act as your agent and will transmit to you the payment for all of your convertible notes accepted for payment. See “The Tender Offer —Acceptance of Convertible Notes for Purchase and Payment of Purchase Price.””

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The Company has entered into the following agreements that involve other securities of the Company:

Registration Rights Agreement, dated April 25, 2012, among Parker Drilling Company, the guarantors named therein and the initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2012).

A description of the Registration Rights Agreement is set forth under Item 1.01 of the Company’s Current Report on Form 8-K filed on April 26, 2012 and incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under “The Tender Offer — Conditions to the Tender Offer” and “The Tender Offer — Source and Amount of Funds” in the Offer to Purchase and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 11(b).

(b) The information set forth in the Offer to Purchase under “Certain Information Concerning Us — Incorporation by Reference” is supplemented by amending and restating the second bullet point thereunder in its entirety as follows:

“our Current Reports on Form 8-K as filed with the SEC on January 17, 2012, March 6, 2012, April 11, 2012, April 13, 2012 and April 26, 2012 (other than, in each case, information that is furnished rather than filed in accordance with SEC rules).”

The information set forth in the third paragraph of page iii of the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item 11 incorporates by reference the information contained in the Offer to Purchase, is hereby deleted in its entirety and replaced with the following.

“We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from repurchasing any of the convertible notes outside of the tender offer until at least the tenth business day after the expiration or termination of the tender offer. Following that time, we or our affiliates may acquire any convertible notes that are not tendered pursuant to the tender offer through open-market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the tender offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates will choose to pursue in the future.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibits.

Exhibit Number	Description

(a)(5)(iv)†	Press Release dated April 25, 2012 announcing the closing of the Company’s senior notes offering (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2012).

(d)(49) †	Registration Rights Agreement, dated April 25, 2012, among Parker Drilling Company, the guarantors named therein and the initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2012).

*	Filed herewith.
†	Incorporated by reference as indicated.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Parker Drilling Company

By:	/s/ W. Kirk Brassfield
W. Kirk Brassfield
Senior Vice President and Chief Financial Officer

Dated: April 26, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)**	Offer to Purchase dated April 11 2012.

(a)(1)(ii)**	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)**	Press Release dated April 11, 2012 announcing the commencement of the tender offer.

(a)(5)(ii)**	Press Release dated April 11, 2012 announcing the Company’s senior notes offering.

(a)(5)(iii) †	Press Release dated April 11, 2012 announcing the pricing of the Company’s senior notes offering (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on April 13, 2012).

(a)(5)(iv)*	Press Release dated April 25, 2012 announcing the closing of the Company’s senior notes offering (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2012).

(b)	None.

(d)(1) †	Indenture, dated as of July 5, 2007, among Parker Drilling Company, the guarantors from time to time party thereto and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(2) **	First Supplemental Indenture, dated as of June 2, 2008, among Parker Drilling Company, each of the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the indenture dated July 5, 2007.

(d)(3) †	Second Supplemental Indenture, dated as of October 26, 2010, among Parker Drilling Company and The Bank of New York Mellon Trust Company, N.A., as trustee supplementing the indenture dated July 5, 2007 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2010).

(d)(4) †	Indenture, dated March 22, 2010, among Parker Drilling Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 22, 2010).

(d)(5) †	Registration Rights Agreement, dated March 22, 2010, by and among Parker Drilling Company, the guarantors named therein, Bank of America Securities LLC, RBS Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA), Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Natixis Bleichroeder LLC and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 22, 2010).

(d)(6) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(7) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(8) †	Confirmation of Convertible Bond Hedge Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

Exhibit Number	Description

(d)(9) †	Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(10) †	Confirmation of Issuer Warrant Transaction, dated as of June 28, 2007, by and between Parker Drilling Company and Deutsche Bank AG London (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(11) †	Confirmation of Issuer Warrant Transaction dated as of June 28, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(12) †	Amendment to Confirmation of Issuer Warrant Transaction dated as of June 29, 2007, by and between Parker Drilling Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(13) †	Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(14) †	Amendment to Confirmation of Issuer Warrant Transaction, dated as of June 29, 2007, by and between Parker Drilling Company and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on July 5, 2007).

(d)(15) †	Credit Agreement, dated as of May 15, 2008, among Parker Drilling Company, as Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer, the several banks and other financial institutions or entities from time to time parties thereto, ABN AMRO BANK N.V., as Documentation Agent, and Banc of America Securities LLC and Lehman Brothers Inc., as Joint Lead Arrangers and Book Managers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 21, 2008).

(d)(16) †	First Amendment to Credit Agreement, dated as of June 30, 2008, but effective as of May 15, 2008, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, Bank of America, N.A., as Administrative Agent and an L/C Issuer, Lehman Commercial Paper Inc., as Syndication Agent, and ABN AMRO Bank N.V., as Documentation Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(17) †	Consent and Second Amendment to Credit Agreement dated as of January 15, 2010, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, Bank of America, N.A., as Administrative Agent and an L/C Issuer, and ABN AMRO Bank N.V., as Documentation Agent (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(18) †	Third Amendment to Credit Agreement and Joinder dated as of April, 1, 2011, among Parker Drilling Company, as Borrower, each lender from time to time party to the Credit Agreement, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2011).

(d)(19) †	Fourth Amendment to Credit Agreement, dated as of April 9, 2012, among Parker Drilling Company, as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Bank of America N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2012).

(d)(20) †	Amended and Restated Parker Drilling Company Stock Bonus Plan effective as of January 1, 1999 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q filed on May 14, 1999).

Exhibit Number	Description

(d)(21) †	Parker Drilling Company Incentive Compensation Plan, dated December 17, 2008, and as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(22) †	Parker Drilling Company Incentive Compensation Plan (as amended and restated effective January 1, 2009) (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(23) †	Parker Drilling Company Third Amended and Restated 1997 Stock Plan effective July 24, 2002 (incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K filed on March 20, 2003).

(d)(24) †	Form of Stock Option Award Agreement under the Parker Drilling Company Third Amended and Restated 1997 Stock Plan (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K filed on March 16, 2005).

(d)(25) †	Form of Stock Grant Award Agreement under the Parker Drilling Company Third Amended and Restated 1997 Stock Plan (incorporated by reference to Exhibit 10(n) to the Company’s Annual Report on Form 10-K filed on March 16, 2005).

(d)(26) †	Parker Drilling Company 2005 Long Term Incentive Plan 2005 LTIP (incorporated by reference to the Annex E to the Company’s Definitive Proxy Statement filed on March 25, 2005).

(d)(27) †	Amendment No. 1 to the Parker Drilling Company 2005 LTIP (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement filed on March 21, 2008).

(d)(28) †	Second Amendment to the Parker Drilling Company 2005 LTIP, dated December 13, 2008 (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(29) †	Form of Parker Drilling Company Restricted Stock Agreement under the 2005 LTIP (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 3, 2005).

(d)(30) †	Form of Parker Drilling Company Performance Based Restricted Stock Agreement under the 2005 LTIP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 3, 2005).

(d)(31) †	Parker Drilling Company 2010 Long-Term Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement filed on March 16, 2010).

(d)(32) †	Form of Parker Drilling Company Performance Unit Award Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(33) †	Form of Parker Drilling Company Restricted Stock Unit Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(34) †	Form of Parker Drilling Company Performance Unit Award Incentive Agreement under the 2010 LTIP (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(35) †	Form of Indemnification Agreement entered into between Parker Drilling Company and each director and executive officer of Parker Drilling Company (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K filed on March 20, 2003).

(d)(36) †	Employment Agreement, effective as of March 21, 2011, by and between Parker Drilling Company and Robert L. Parker, Jr. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 25, 2011).

Exhibit Number	Description

(d)(37) †	First Amendment dated August 29, 2011 to First Amended and Restated Employment Agreement between Mr. Robert L. Parker Jr. and Parker Drilling Company, effective March 21, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 30, 2011).

(d)(38) †	Second Amendment dated as of March 5, 2012 to First Amended and Restated Employment Agreement between Parker Drilling Company and Robert L. Parker Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 6, 2012).

(d)(39) †	Employment Agreement, dated as of December 29, 2010, by and between Parker Drilling Company and W. Kirk Brassfield (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 4, 2011).

(d)(40) †	First Amendment dated August 29, 2011 to Employment Agreement between Mr. W. Kirk Brassfield and Parker Drilling Company, effective December 29, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 30, 2011).

(d)(41) †	Employment Agreement, effective as of March 21, 2011, by and between Parker Drilling Company and Jon-Al Duplantier (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 25, 2011).

(d)(42) †	Separation Agreement and Release dated as of March 5, 2012 between Parker Drilling Company and David C. Mannon (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2012).

(d)(43) †	Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr. dated April 12, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 12, 2006).

(d)(44) †	Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr., effective as of May 1, 2008. (incorporated by reference to Exhibit 10(t) to the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(45) †	Second Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr., dated May 1, 2009 (incorporated by reference to Exhibit 10(n)(3) to the Company’s Annual Report on Form 10-K filed on March 3, 2010).

(d)(46) †	Third Amendment to Consulting Agreement between Parker Drilling Company and Robert L. Parker Sr. dated May 1, 2010 (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on March 1, 2011).

(d)(47) †	Termination of Split Dollar Life Insurance Agreement between Parker Drilling Company, Robert L. Parker Sr., and Robert L. Parker Sr. and Catherine M. Parker Family Trust dated April 12, 2006 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 12, 2006).

(d)(48) †	Purchase Agreement, dated as of April 11, 2012, among Parker Drilling Company, the Guarantors named therein, and Barclays Capital Inc., as representative of the Initial Purchasers (incorporated herein by reference to Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on April 13, 2012).

(d)(49) †	Registration Rights Agreement, dated April 25, 2012, among Parker Drilling Company, the guarantors named therein and the initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2012).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith
**	Previously filed on Schedule TO.